Exhibit 99.99
For Immediate Release
City Telecom Announces Annual Results 2011
Net Profit Up 44.7% to HK$313.9 million
Highlights :
•	Net profit up 44.7% to HK$313.9 million and EBITDA up 26.6% year-on-year to HK$594.1 million

•	Total turnover grew by 6.8% year-on-year to HK$1,681.5 million

•	Outstanding performance in Fixed Telecommunications Network Services (“FTNS”) business :
•	Turnover grew by 9.5% to HK$1,484.3 million

•	Full year growth of 137,000 to 1,247,000 subscriptions; Among all, broadband subscriptions increased by 64,000, consisting of 39,000 subscription growth in second half and 25,000 in first half

•	Fibre network coverage expanded by 170,000 homes to 1.94 million homes pass, representing more than 82% of 2.35 million households, the total number of households in Hong Kong
•
Declared HK15 cents final cash dividend per ordinary share (FY2010: HK13.5 cents per ordinary share) bringing total dividend per ordinary share to HK30 cents for FY2011 (FY2010 : HK20 cents per ordinary share)

(Hong Kong, 8 November 2011) City Telecom (H.K.) Ltd. (“The Group”, HKEX : 1137, NASDAQ: CTEL), today announced annual results for the 12 months ended 31 August 2011 (FY2011). FY2011 is the 19th year in operation for the Group, and another record year for its performance.
“The Group’s FTNS business has entered into a stable growth stage. Key performance indicators for this year, including net profit, subscription growth and network coverage expansion have all met our expectations. We will work very hard to sustain the growth momentum.” Mr. Ricky Wong, Chairman of the Group said.

Business Review mainly focuses on the following five aspects :
1.
Stable growth in Group turnover by 6.8% to HK$1,681.5 million
On our FTNS business, after 11 years of investing to build our end-to-end infrastructure, we are now in harvesting stage after surpassing the point of critical mass for broadband subscriptions last year. This year we achieved FTNS turnover growth of 9.5% (an increment of HK$128.2 million) to HK$1,484.3 million which more than offset the drop in International Telecommunications business (“IDD”) of 9.8% (a drop of HK$21.4 million) to HK$197.2 million. Our FTNS business now contributed to 88.3% of the Group’s turnover.

2.
Above target EBITDA achievement and record high core EBITDA margin
This year, we are pleased to deliver core EBITDA of HK$594.1 million, exceeded announced guidance of HK$580.0 million, and also represented a year-on-year growth of 24.0% from HK$479.1 million in FY2010. This strong growth on core EBITDA also brought us a record high core EBITDA margin at 35.3%, versus 30.4% in FY2010.

3.
Record high net profits delivering better-than-market net profit margin
The Group also benefited from the full year effect on finance costs saving from our early buy-back and full redemption of our 10-year senior notes in February 2010, five years earlier than full maturity date. As a result, our net finance costs decreased significantly from HK$10.9 million in FY2010 to HK$3.0 million in FY2011. After deducting HK$59.0 million income tax expenses which included HK$55.3 million non-cash deferred taxation, our profit attributable to shareholders reached record high to HK$313.9 million versus HK$216.9 million in FY2010, represented a growth of 44.7% year-on-year.

More than this, if we look at the latest published interim results of the other three key fixed line players in Hong Kong, we are the only one delivering double digit net profit margin. For FY2011, we achieved 18.7% net profit margin versus 13.8% in FY2010.
4.
Continuous growth on broadband subscriptions
During FY2011, we were able to achieve a net growth of 64,000 subscriptions, which dominated 58.7% of total market growth of 109,000 subscriptions[1]. In particular, we are proud to deliver an acceleration of growth with 39,000 net growth in 2H, up from 25,000 net growth in 1H. As of 31 August 2011, we had 590,000 broadband subscriptions, which exceeded our updated guidance of 580,000 subscriptions announced on 20 April 2011.

[1]	Total market growth is based on the official statistics for the end of August 2011 from The Office of the Telecommunications Authority (“OFTA”) (http://www.ofta.gov.hk/en/datastat/eng_cus_isp.pdf).

5.
73% dividend payout ratio, represented an absolute full year increase of 50% year-on-year
A final dividend of HK15 cents per ordinary share is recommended. Together with the interim dividend paid at HK15 cents per ordinary share, a total of HK30 cents per ordinary share is recommended to be paid (FY2010: HK20 cents per ordinary share), which represents a payout of about 73% of the profit attributable to shareholders versus about 65% for FY2010 and an absolute year-on-year increase of 50%. The recommended payout ratio for FY2011 is in line with our stated policy of between 60% - 90% of profit attributable to shareholders.

In regard to the expectation towards FTNS business, Wong said, “Telecom business will continue to be the cash cow of the Group, generating stable income. In the highly competitive telecom market in Hong Kong, where price competition is inevitable, we are confident that we will continue to grow given our strong competitive power derived from previous twenty years’ experience. Our mentality, corporate culture and system, Talents’ morale and the ability to adapt to different environments empowers the Group to face any challenge.”
Fixed Telecommunications Network Services (FTNS)
From the first day of FY2011 on 1 September 2010, we raised prices dramatically. Whilst the “Sticker Shock” impact was anticipated, it was deeper than expected which resulted in only 49,000 net additions to our triple-play subscriptions during the first half, six months to 28 February 2011. As the “Sticker Shock” impact faded over time, we accelerated our triple-play subscriptions growth in second half to 88,000, resulting in full year growth of 137,000 to 1,247,000 subscriptions as of 31 August 2011.
This overall triple-play growth consisted of 64,000 additions to 590,000 for broadband, 45,000 additions to 476,000 for local telephony and 28,000 additions to 181,000 for IP-TV subscriptions. Our core broadband service attributed to approximately 27% market share in the broadband subscription market which represented a big step towards our Big, Hairy, Audacious Goal to become the largest IP provider in Hong Kong by 2016.
On local telephony, our HK$9.9/month for residential fixed line promotion was done on an incremental cash flow breakeven basis, and was effective in building up our base for up-selling our other high margin services later, whilst also highlighting huge value gap that existed relative to the incumbent’s pricing of standalone voice typically between HK$60-110/month.

On IP-TV business, we remained focused on offering mass value. Whilst our competitors focused on the other extreme, offering exclusive premium live sports as their key attraction, we targeted the mass market with value packages. Over time, we will proactively churn industry Pay-TV customers to Over-The-Top content and aim to accelerate industry cord cutting, as we do not see Pay-TV as a viable long term standalone business in an era of convergence.
In addition to the triple-play core services of broadband, voice and IP-TV, we are developing a comprehensive suite of value-added services (“VAS”), such as bbWi-Fi, bbDRIVE, bbGuard, bbWATCH, 2b App, Online Game Credits Platform and MusicOne, etc.
International Telecom Services (IDD)
IDD service revenue contributed 11.7% of the Group’s turnover. Our IDD traffic volume fell by 11.2% from 464 million minutes in FY2010 to 412 million minutes in FY2011. On IDD, our strategy is to focus on cash flow and profitability rather than market share.
Prospects
Our primary focus in FY2011 was to solidify our FTNS pricing foundation for future profitability. In FY2012, we shall look for assertive growth in profitability.
On our residential sector, in addition to our core triple-play growth, we shall drive the introduction of new and enhanced existing bandwidth demanding VAS, so as to expand and diversify our revenue stream. On our corporate sector, our corporate fibre service is now available at more than 1,600 prime commercial buildings, including International Finance Centre, International Commerce Centre, Bank of America Tower, Shun Tak Centre, United Centre, The Centrium, New World Tower, etc. With this extensive prime quality coverage in Hong Kong, we are now on “aggressive mode” to penetrate and expand our corporate business by adopting a “Customer-IN” approach, we are not simply selling a service or a solution to customers, rather we are looking for partners to create new opportunities enabled by our fibre infrastructure and superior customer service.

For FY2012, our guidance for our core telecom business is as follows:
•	broadband subscriptions growth from 590,000 as of 31 August 2011 to exceed 650,000 subscriptions by 31 August 2012

•	EBITDA to exceed HK$650 million

•	capital expenditure on telecom business of HK$320 million to HK$350 million
For our new Free TV and Multimedia Production business, we will update our stakeholders as the business outlook becomes clearer.
“I believe that the Group has laid a solid foundation for FTNS business, including network coverage, advanced technology and extensive subscription base. In coming year, we will look into expanding the revenue for telecom business, for example, our bbTV, bbWi-Fi and MusicOne online music portal, and many other value-added services and applications.” Wong concluded.
- End -
Note to Editors
Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this annual results announcement, such as presentation slides and press release can also be found at the above website.
About City Telecom/Hong Kong Broadband Network Limited
Established in 1992, City Telecom (H.K.) Limited (HKEX: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong via its own self-built fibre network. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is the fastest growing broadband service provider in Hong Kong. HKBN offers a diversified portfolio of innovative products that service over 1,240,000 subscriptions for broadband, local telephony and IP-TV. The Company has built a solid market position with top-of-the-line applications and practices enabling it substantial growth. The company takes great pride in developing its over 3,000 Talent force into a competitive advantage. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For Enquiries, please contact
Corporate Communications	Investor Engagement
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com

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